8-52230 BB 3/12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52230

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 ENDING December 31, 2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
InvestPrivate, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 Fifth Avenue, 10th Floor
(No. and Street)

New York (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Geraghty 212-739-7700
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
156
SECTION

CHECK ONE
- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

Sec 1410 (06-02) **Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

3/13

OATH OR AFFIRMATION

I, Donald Geraghty swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

InvestPrivate, Inc., as of

December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald Geraghty SVP
Signature

Director of Compliance
Title

Notary Public

ERIC S. HUTNER
Notary Public, State Of New York
No. 02HU4846052
Qualified In New York County
Commission Expires April 30, 2007

This Report ** contains (check all applicable boxes):

- ✖ (a) Facing Page
- ✖ (b) Statement of Financial Condition.
- ✖ (c) Statement of Income (Loss)
- ✖ (d) Statement of Changes in Cash Flows.
- ✖ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✖ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ✖ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✖ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INVESTPRIVATE, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2006

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
InvestPrivate, Inc.
New York, New York

We have audited the accompanying statement of financial condition of InvestPrivate, Inc. as of December 31, 2006 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InvestPrivate, Inc. at December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in note 6 to financial statements, the Company, and/or its corporate parent and one of its corporate affiliates, and certain of their officers and employees, are respondents in a disciplinary proceeding filed by the National Association of Securities Dealers, Inc., and are the subject of an investigation being conducted by the Securities and Exchange Commission, and have received document subpoenas from the New York District Attorney's Office. One or more of these matters may result in civil, regulatory or criminal proceedings which could result in sanctions against the Company and/or its officers and employees. The Company and its corporate affiliates are defending these matters vigorously and the ultimate outcome cannot be determined at the present time. No adjustment has been made to the accompanying financial statements in regard to these matters.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

February 20, 2007

INVESTPRIVATE, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 237,580
Due from clearing broker	43,089
Advances and loans to employees	460,104
Equipment, furniture and fixtures, net	67,993
Intangible assets, net	41,861
Investment in and receivable from affiliates	252,818
Other assets	32,470
	$ 1,135,915

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$ 65,502

Stockholders' equity

Common stock, $.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	1
Paid in capital	4,494,985
Retained earnings (deficit)	(3,424,573)
	1,070,413
	$ 1,135,915

See notes to financial statements

INVESTPRIVATE, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES	
Private equity and venture capital fees	$ 1,540,742
Commissions	92,540
Investment income	344,438
Other income	295,886
	2,273,606
EXPENSES	
Salaries and payroll costs	335,606
Commissions and clearing costs	761,954
Communciations	64,557
Professional fees	268,213
Depreciation and amortization	59,136
Other expenses	1,106,959
	2,596,425
NET LOSS	$ (322,819)

See notes to financial statements

INVESTPRIVATE, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities	
Net loss	$ (322,819)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	59,136
(Increase) decrease in assets:	
Due from clearing broker	54,115
Advances and loans to employees	(220,786)
Investment in and receivable from affiliates	242,935
Other assets	15,040
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(18,003)
Total adjustments	132,437
Net cash used in operating activities	(190,382)
Cash flows from investing activities	
Cash paid for the purchase of furniture and fixtures	(36,912)
Cash paid for the purchase of intangible assets	(18,331)
Net cash used in investing activities	(55,243)
Cash flows from financing activities	
Capital contributions	300,000
Net cash provided by financing activities	300,000
NET INCREASE IN CASH	54,375
CASH - BEGINNING	183,205
CASH - END	$ 237,580
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ 11,394
Income taxes	$ 60

See notes to financial statements

INVESTPRIVATE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance - beginning	$ 1	$ 4,194,985	$ (3,101,754)	$ 1,093,232
Capital contributions	-	300,000	-	300,000
Net loss	-	-	(322,819)	$ (322,819)
Balance - end	$ 1	$ 4,494,985	$ (3,424,573)	$ 1,070,413

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

InvestPrivate, Inc. (the "Company") is a registered broker-dealer and clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company provides brokerage securities trading; private equity and venture capital investments; and advisory and other financial services to customers. There were no liabilities subordinated to the claims of creditors during the period ended December 31, 2006.

The Company is a wholly owned subsidiary of Diversified Biotech Holdings Corp. ("Parent").

Securities Transactions and Commissions

Securities transactions are recorded on a settlement date basis. Commissions and related clearing charges are recorded on a settlement date basis as securities transactions occur. There are no material differences between trade date and settlement date basis.

Advances and Loans to Employees

Advances and loans to employees represent upfront loans to employees at employment commencement and other short-term loans to employees. The upfront loans are expensed over the term of the contract, net of a discount for impairment. The other loans are due on demand.

Equipment, Furniture and Fixtures

Equipment, furniture and fixtures are recorded at cost. Depreciation is recorded on accelerated and straight-line methods over the estimated useful life of the related assets, five to seven years.

Intangible Assets

Intangible assets are recorded at cost. Amortization is recorded on the straight-line method over its estimated useful life of the related assets, three to ten years.

Private Equity and Venture Capital

Private equity and venture capital revenues include fees earned from providing venture capital and private equity investments, including a hedge fund. These fees are recorded at the date on which the offering's contingencies have been satisfied, funds are released from escrow and fees are earned.

Significant Credit Risk and Estimates

The Company's clearing and execution agreement provides that Emmett A. Larkin Company, Inc.'s ("EAL") credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, EAL records customer transactions on a settlement date basis, which is generally three business days after the trade date. EAL is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case EAL may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by EAL is charged back to the Company.

The Company, in conjunction with EAL, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. EAL establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company is located in New York City, New York and its customers are primarily located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture and fixtures consist of the following:

Computer equipment and software	$219,198
Furniture, fixtures and office equipment	158,213
	377,411
Accumulated depreciation	309,418
	$ 67,993

Depreciation expense was $ 41,976 for the year ended December 31, 2006.

3. INTANGIBLE ASSETS

Intangible assets consist of the following:

Website development costs	$441,671
Leasehold improvements	89,285
	530,956
Accumulated amortization	489,095
	$ 41,861

Amortization expense was $17,160 for the year ended December 31, 2006.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

5. RELATED PARTIES TRANSACTIONS

The Company entered into agreement with its corporate Parent to pay its Parent a monthly sum based on estimated usage to cover office space, support staff and other operating expenses. Included in other operating expenses is approximately $636,000 paid to its Parent.

The Company had an agreement with its affiliate, InvestBio, Inc ("InvestBio"), related through common ownership, to pay for the use of InvestBio's research materials and expertise. Included in other operating expenses is approximately $40,000 paid to InvestBio. This agreement was terminated effective of May 1, 2006.

At December 31, 2006 approximately $4,100 is due to the Company's Parent which is due on demand without interest.

6. LITIGATION AND REGULATORY MATTERS

In May 2004, the NASD, the regulatory body that has primary jurisdiction over the Company, commenced an enforcement action against the Company and three officers of the Company or the Company's corporate parent. In this action, the NASD alleges that the Parent's and its affiliate's securities were sold through the Company to investors based on false and misleading representations, that private placements of such securities were conducted in violation of the Securities Act of 1933, as amended, that there were several failures to comply with the NASD's reporting requirements relating to disciplinary and other matters, that the Company operated in violation of its net capital requirement on three separate days in 2001, and other matters.

The Company and the named individuals have filed their answers to the complaint and plan to aggressively defend themselves against all charges. However, if one or more of the charges are proven against the Company or any of the named individuals, there is a strong possibility that regulatory sanctions, which could include a suspension, bar or fine against the Company or the named employees, would be imposed. A hearing for this matter is presently scheduled to begin in June 2007. (as discussed below), although discovery has been completed. While the Company is defending this case aggressively, it may attempt to settle certain of the claims asserted in the complaint. Counsel is not at this time able to form an opinion about the likely outcome of this matter.

In August 2003, the Securities and Exchange Commission commenced a formal investigation regarding the Company, its Parent and its affiliate. Several subpoenas were issued and those entities, as well as various other persons and entities, produced a substantial quantity of documents. The SEC also subpoenaed several individuals to provide testimony, and that testimony was provided in the period ending in March 2004. At the present time, no charges or violations of securities laws and regulations have been alleged or brought, and it is not known if such charges will be brought against the Company, its Parent and its affiliates, and/or their current or former employees.

In November 2003, the Company, its Parent and its affiliates were served with subpoenas issued by the District Attorney's Office of New York County. These subpoenas sought the production of documents relating to (1) the private placement of securities either handled by the Company or involving the sale of securities issued by its Parent and its affiliates, (2) research reports and related materials disseminated to actual or prospective of the Company or its Parent and its affiliates customers or others, and (3) records relating to compensation paid to persons associated with the research department of either the Company or its Parent and its affiliates.

At the present time, no charges or violations of securities or other laws have been alleged or brought, and it is not known if such charges will be brought against the Company, its Parent and its affiliates, and/or their current or former employees.

In March 2005, the District Attorney asked the NASD to stay the action referred to above while it completes its investigation. Thereafter, the NASD action was stayed. In November 2006, however, the Company was informed by the NASD that the District Attorney was no longer asking that the NASD action be stayed. Shortly thereafter, the stay was vacated. It is not known whether an investigation by the District Attorney is ongoing at this time.

The Company is currently named as a respondent in one NASD arbitration in which the claimant seeks approximately $1,800 in compensatory damages. At this time, legal counsel is not able to form an opinion about the likely outcome of this case. Management plans to defend this case aggressively and has not made any provision for losses at this time in the accompanying financial statements.

7. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $215,167 which was $115,167 above its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of approximately 30% as of December 31, 2006.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2006

INVESTPRIVATE, INC. **Schedule 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

NET CAPITAL	
Stockholder's equity	$ 1,070,413
Deductions	
Non-allowable assets	855,246
NET CAPITAL	$ 215,167
AGGREGATE INDEBTEDNESS	$ 65,502
MINIMUM NET CAPITAL REQUIRED	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 115,167
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	30%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2006.

See independent auditors' report

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMINGAN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
InvestPrivate, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of InvestPrivate, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

February 20, 2007

END